CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,680,000	$473.98

Pricing supplement no. 2070 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 36-I dated December 19, 2013, and	Registration Statement No. 333-177923 Dated January 14, 2014 Rule 424(b)(2)

$3,680,000 Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker due January 20, 2016

General

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The notes are designed for investors who seek an inverse leveraged return linked to the J.P. Morgan US Treasury Note Futures (G) Tracker over the term of the notes. Investors should be willing to forgo periodic interest payments, and at maturity, be willing to lose some or all of their investment if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount, which could be as high as $20.00 per $1,000 principal amount note. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

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The notes will be accelerated if, on any day from and excluding the pricing date to and including the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. Please see “Key Terms — Acceleration Trigger Event” in this pricing supplement for more information.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 20, 2016*
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Investing in the notes is not equivalent to taking a short position in the J.P. Morgan US Treasury Notes Futures (G) Tracker or any underlying 10-Year U.S. Treasury note futures contracts (the “10Y Treasury Futures Contracts”).

—	Minimum denominations of $1,000 and integral multiples thereof
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The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, which is set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

—	The notes priced on January 14, 2014 and are expected to settle on or about January 17, 2014.

Key Terms

Index:	The J.P. Morgan US Treasury Note Futures (G) Tracker (Bloomberg ticker: RFJGUSBE) (the “Index”)
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, calculated as follows:

$1,000 × [1 – (2 × Index Return)] + Additional Amount – Investor Fee Amount,

provided that your payment at maturity per $1,000 principal amount note will not be less than $0.

Your return on your initial investment will be reduced by the Investor Fee Amount and by twice any positive performance of the Index. Accordingly, you will lose some or all of your investment at maturity if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount.

For more information about the impact of an Acceleration Trigger Event, please see “Acceleration Trigger Event” below and “Description of Notes — Acceleration Trigger Event” in the accompanying product supplement no. 36-I.

Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 216.30
Ending Index Level:	The Index closing level on the Observation Date
Additional Amount:

For each $1,000 principal amount note, the amount accrued on $1,000 at a rate per annum equal to the Cash Reference Rate calculated on the basis of the actual number of calendar days elapsed divided by 360 and compounded on each business day from and including the pricing date to, but excluding, the Observation Date.

If the notes are accelerated due to an Acceleration Trigger Event, the Additional Amount will accrue only for the period during which the notes are outstanding. Accordingly, the Additional Amount will be less than it would have been if the notes were not accelerated.

Investor Fee Amount:

(a) If the Observation Date is accelerated so that it occurs on or before January 17, 2015, $10.00 per $1,000 principal amount note, which reflects the Fixed Fee of 1.00%; and

(b) if the Observation Date is not accelerated or is accelerated so that it occurs after January 17, 2015, $20.00 per $1,000 principal amount note, which reflects the Fixed Fee of 1.00% and the Additional Fee of 1.00%

Fixed Fee:	1.00%
Additional Fee:	1.00%
Acceleration Trigger Event:	An Acceleration Trigger Event occurs if, on any day from and excluding the pricing date to and excluding the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. If an Acceleration Trigger Event occurs, the Observation Date will be accelerated to the Accelerated Valuation Date and the Maturity Date will be accelerated as described under “— Maturity Date” below.
Acceleration Trigger Level:	125% of the Initial Index Level, which is 270.375
Original Issue Date (Settlement Date):	On or about January 17, 2014
Accelerated Valuation Date*:	The trading day immediately following the day on which an Acceleration Trigger Event occurs
Observation Date*:	January 14, 2016, subject to acceleration to the Accelerated Valuation Date following an Acceleration Trigger Event as described under “Description of Notes — Acceleration Trigger Event” in the accompanying product supplement no. 36-I.
Maturity Date*:	January 20, 2016, provided, however that if an Acceleration Trigger Event occurs, the Maturity Date will be the third business day following the Observation Date, as accelerated
CUSIP:	48126NV46
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of the Observation Date” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 36-I

Investing in the Double Short Leverage Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 36-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$2.50	$997.50
Total	$3,680,000	$8,000	$3,672,000

(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay, with respect to $3,200,000 aggregate principal amount of notes, all of the selling commissions of $2.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. JPMS will also receive the aggregate profits generated from the deduction of the Investor Fee Amount to cover ongoing payments related to the distribution of the notes and as a structuring fee for developing the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-31 of the accompanying product supplement no. 36-I.

The total aggregate principal amount of the notes offered by this pricing supplement was not purchased by investors. JPMS will retain the unsold portion of the offering of $480,000 aggregate principal amount notes and has agreed to hold those notes for investment for a period of at least 30 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $976.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 14, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 36-I dated December 19, 2013. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 36-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 36-I dated December 19, 2013:

http://www.sec.gov/Archives/edgar/data/19617/000089109213010135/e56634_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Cash Reference Rate:	On any day, the Cash Reference Rate is the United States Federal Funds Effective Rate as published on Bloomberg at FEDL01 INDEX (or any successor page) on such day. If such day is not a business day, the Cash Reference Rate is the United States Federal Funds Effective Rate as published on Bloomberg at FEDL01 INDEX (or any successor page) on the immediately preceding business day.

J.P. Morgan US Treasury Note Futures (G) Tracker

The J.P. Morgan US Treasury Note Futures (G) Tracker (the “Futures Tracker” or the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities plc.

The Futures Tracker is a notional, dynamic strategy that aims to replicate the returns of maintaining a long position in 10-Year U.S. Treasury notes futures contracts (each, a “10Y Treasury Futures Contract” and collectively, “10Y Treasury Futures”). At any given time, the Futures Tracker is composed of a single 10Y Treasury Futures Contract that is either the contract closest to expiration (each, the “Near Futures Contract”) or the next 10Y Treasury Futures Contract scheduled to expire immediately following the Near Futures Contract (the “Far Futures Contract”).

The Futures Tracker is published by Bloomberg L.P. under the ticker symbol “RFJGUSBE.”

The Futures Tracker notionally invests in a Near Futures Contract initially and maintains this notional exposure to 10Y Treasury Futures by closing out its position in the expiring Near Futures Contract and establishing a new position in a Far Futures Contract in a process referred to as “rolling.” The rolling process occurs quarterly, generally on the second to last Dealing Day (as defined in the accompanying product supplement) of the month before the month in which the expiry date of the Near Futures Contract falls. For more information, see “The J.P. Morgan US Treasury Note Futures (G) Tracker” in the accompanying product supplement number no. 36-I.

The Index is described as a “notional” or “synthetic” portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	PS-1

Selected Purchase Considerations

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INVERSE LEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to obtain an inverse leveraged return at maturity, subject to the effect of the Investor Fee Amount and the Additional Amount. Because the notes reflect short exposure to the Index, the notes are subject to an embedded maximum return. Accordingly, assuming that the Additional Amount is $0.00 per $1,000 principal amount note and assuming the notes are not accelerated, the maximum payment at maturity will be $2,980 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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ADDITIONAL AMOUNT — The payment at maturity will reflect the Additional Amount, which may offset part of any Investor Fee Amount. The Additional Amount is based on the United States Federal Funds Effective Rate. The United States Federal Funds Effective Rate is the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight, calculated as a volume-weighted average of rates on trades arranged by major brokers. The target for the United States Federal Funds Effective Rate has been set at 0.00% to 0.25% since December 2008, and the United States Federal Funds Effective Rate was equal to 0.07% on January 14, 2014. The United States Federal Funds Effective Rate may remain at a low level for a considerable period. If the United States Federal Funds Effective Rate remains low over the term of the notes, the Additional Amount may not offset much of the Investor Fee Amount.

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POTENTIAL ACCELERATION — The notes will be accelerated if, on any day from and excluding the pricing date to and including the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. If the notes are accelerated, you will lose some or all of your investment in the notes.

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EXPOSURE TO THE J.P. MORGAN US TREASURY NOTE FUTURES (G) TRACKER — The return on the notes reflects leveraged, inverse exposure to the performance of the J.P. Morgan US Treasury Note Futures (G) Tracker, which is intended to replicate the returns of maintaining a long position in the relevant 10Y Treasury Futures. At any given time, the Index is composed of a single Near Futures Contract or the Far Futures Contract. The Index maintains its notional exposure to 10Y Treasury Futures Contracts by closing out its position in the expiring Near Futures Contract and establishing a new position in a Far Futures Contract quarterly in a process referred to as “rolling.” For additional information about the J.P. Morgan US Treasury Note Futures (G) Tracker, see the information set forth under “The J.P. Morgan US Treasury Note Futures (G) Tracker” in the accompanying product supplement no. 36-I.

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TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 36-I. Davis Polk & Wardwell LLP, our special tax counsel, believes that it is reasonable to treat (i) the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments and (ii) any gain or loss on your notes as long-term capital gain or loss if you hold your notes for more than a year, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. For instance, you may be required to include amounts in income (for example, based on the Additional Amount) during the term of your notes and/or to treat all or a portion of the gain or loss on the sale or exchange of your notes (including acceleration or redemption at maturity) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you have held them. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date. Investing in the notes is not equivalent to investing directly in the Index or any of the 10Y Treasury Futures Contracts underlying the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 36-I dated December 19, 2013.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes may not return any of your investment. Your return on your initial investment will be reduced by the Investor Fee Amount and by twice any positive performance of the Index. Accordingly, you will lose some or all of your investment at maturity if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount.

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THE NOTES ARE BEARISH WITH RESPECT TO THE INDEX — If the level of the Index increases over the term of the notes, the Index Return will be positive, and therefore the payment, if any, at maturity will be adversely affected.

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YOUR RETURN ON THE NOTES REFLECTS LEVERAGE, WHICH WILL SUBSTANTIALLY INCREASE LOSSES CAUSED BY POSITIVE PERFORMANCE OF THE INDEX — Because your investment in the notes is leveraged, changes in the level of the Index will have a greater impact on the payment at maturity on your notes than would be the case with respect to notes that are unleveraged. In particular, any increase in the level of the Index will result in a significantly greater decrease in your payment at maturity, and you will suffer losses on your investment in the notes substantially more than you would if your notes were unleveraged.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	PS-2

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that these hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 36-I for additional information about these risks.

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OUR AFFILIATE, J.P. MORGAN SECURITIES PLC, OR JPMS PLC, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMS plc, one of our affiliates, acts as the Index Calculation Agent and sponsor of the Index and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by JPMS plc, in its sole discretion, and the rules also permit the use of discretion by JPMS plc in specific instances, such as the right to substitute another futures contract. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by JPMS plc, JPMorgan Chase & Co., as the parent company of JPMS plc, ultimately controls JPMS plc.

In addition, the policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMS plc is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the 10Y Treasury Futures Contracts in the Index is not a recommendation by us or JPMS plc to invest in such futures contracts.

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EVEN IF THE LEVEL OF THE INDEX DECREASES, YOU MAY RECEIVE LESS THAN YOUR INITIAL INVESTMENT DUE TO THE INVESTOR FEE AMOUNT — Because the Investor Fee Amount reduces any return on your initial investment you will lose some or all of your investment at maturity if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount.

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THE ADDITIONAL AMOUNT MAY NOT OFFSET MUCH OF THE INVESTOR FEE AMOUNT — The Additional Amount is based on the Cash Reference Rate, which is the United States Federal Funds Effective Rate. The target for the United States Federal Funds Effective Rate has been set at 0.00% to 0.25% since December 2008, and the United States Federal Funds Effective Rate was equal to 0.07% on January 14, 2014. The United States Federal Funds Effective Rate may remain at a low level for a considerable period. If the United States Federal Funds Effective Rate remains low over the term of the notes, the Additional Amount may not offset much of the Investor Fee Amount.

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UNLIKE CERTAIN INVERSE LEVERAGED EXCHANGE-TRADED FUNDS AND EXCHANGE-TRADED NOTES, THE NOTES DO NOT INCLUDE A PERIODIC “RESET” MECHANISM — The notes operate differently from certain inverse leveraged exchange-traded funds and exchange-traded notes that have a periodic “reset” mechanism. The “reset” mechanism of such securities is applied so that the return will correspond to a fixed multiple (e.g., negative two times) of the periodic return on the underlying reference asset, before fees and expenses. This kind of reset mechanism has the impact of compounding the performance of the underlying reference asset on a periodic basis. The effect of compounding can be positive for the investor, particularly if there are consistently negative returns each day for the underlying reference asset.

The notes have no reset mechanism and do not operate in this manner. The notes also do not target a fixed multiple (e.g., negative two times) of the periodic return of the Index. Instead, the notes are designed to target a return of negative two times the performance of the Index over the term of the notes, subject to the negative effect of the Investor Fee Amount. As a consequence, the returns on the inverse performance of the Index are not compounded.

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YOU WILL LIKELY LOSE SOME OR ALL OF YOUR INVESTMENT IF THE NOTES ARE ACCELERATED — The notes will be accelerated if, on any day from and excluding the pricing date to and including the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. Because an Acceleration Trigger Event will occur only if the Index closing level is greater than the Initial Index Level by 25%, you will likely lose some or all of your investment upon an acceleration. In addition, if the notes are accelerated, the Additional Amount will accrue only for the period during which the notes are outstanding. Accordingly, the Additional Amount will be less than it would have been if the notes were not accelerated.

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THE ACCELERATION FEATURE MAY FORCE A POTENTIAL EARLY EXIT FROM YOUR INVESTMENT — If the notes are accelerated due to an Acceleration Trigger Event, the holding period could be significantly less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes in an investment with similar characteristics.

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YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM RETURN AT MATURITY — Because the notes reflect short exposure to the Index, the notes are subject to an embedded maximum return. Accordingly, assuming that the Additional Amount is $0.00 per $1,000 principal amount note and assuming the notes are not accelerated, the maximum payment at maturity will be $2,980 per $1,000 principal amount note.

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JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index and the 10Y Treasury Futures Contracts underlying the Index to which the notes are linked.

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JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	PS-3

under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility of the Index;
—	the time to maturity of the notes;
—	the dividend rates on the equity securities included in the Indices;
—	interest and yield rates in the market generally as well as in the U.S. Treasuries market; and
—	a variety of other economic, financial, political, regulatory and judicial events.
—	the expected volatility of the Index and in the prices of the 10Y Treasury Futures;
—	a variety of economic, financial, political, regulatory and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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THE INDEX COMPRISES NOTIONAL ASSETS — The exposure to 10Y Treasury Futures provided by the Index is purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent for the Index. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the 10Y Treasury Futures underlying the Index or the related Treasury securities.

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INTEREST RATE RISK — Investing in the notes differs significantly from taking a short position in 10-Year US Treasury note futures contracts or the related Treasury notes to be held to expiration or maturity, as applicable, because the level of the Index changes, at times significantly, from day to day based upon the current market prices of the underlying 10Y Treasury Futures (and indirectly, the related Treasury notes). The market prices of these Treasury futures and notes are volatile and significantly influenced by a number of factors, particularly the yields on the Treasury futures/notes as compared to current market interest rates and the actual or perceived credit quality of U.S. government. As interest rates decline, the prices of fixed-income instruments, including the 10Y Treasury

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	PS-4

Futures underlying the Index (or the related Treasury notes), are likely to increase, which will have an adverse impact on your notes. Instruments with longer durations, such as the 10Y Treasury Futures (and the related Treasury notes) tend to be more sensitive to interest rate changes, usually making them more volatile than instruments with shorter durations. Interest rates are subject to volatility due to a variety of factors, including:

—	sentiment regarding underlying strength in the U.S. economy and global economies;
—	expectations regarding the level of price inflation;
—	sentiment regarding credit quality in the U.S. and global credit markets;
—	central bank policies regarding interest rates; and
—	the performance of capital markets.

Fluctuations in interest rates could affect the value of 10Y Treasury Futures, the Index and the notes.

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THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY — The Index is comprised of 10Y Treasury Futures, which are highly leveraged instruments. A futures contract on an underlying asset often displays considerably higher volatility than the underlying asset — in this case, the 10-Year U.S. Treasury notes. Futures contracts are often less liquid than their underlying asset. Accordingly, the use of these futures contracts as components of the Index may potentially result in higher volatility than in the absence of their usage.

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THE SETTLEMENT PRICES OF 10Y TREASURY FUTURES MAY NOT BE READILY AVAILABLE — The official settlement prices of the 10Y Treasury Futures Contracts are calculated and published by the Chicago Board of Trade (“CBOT”). The official settlement prices of the relevant 10Y Treasury Futures Contracts are used to calculate the level of the Index. Any disruption in CBOT trading of the relevant 10Y Treasury Futures Contracts could delay the release or availability of the official settlement price. This may delay or prevent the calculation of the Index.

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NO PERIODIC INTEREST PAYMENTS OR RIGHTS WITH RESPECT TO 10-YEAR TREASURY FUTURES — As a holder of the notes, you will not receive interest periodic payments, and you will not have rights to receive distributions or other rights that holders of the 10-Year Treasury Futures composing the Index (or the related 10-Year Treasury notes) would have.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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CONCENTRATION RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE VALUE OF YOUR NOTES — The Index tracks a single futures contract that trades on CBOT, and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than the Index in terms of both the number and variety of futures contracts on government notes. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

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THE INDEX HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS — The Index was established on August 28, 2009 and therefore has a limited operating history. Past performance should not be considered indicative of future performance.

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HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS — The hypothetical back-tested performance of the Index set forth under “Hypothetical Back-tested Data and Historical Information” in this pricing supplement was calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under “Hypothetical Back-tested Data and Historical Information” in this pricing supplement. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	PS-5

What Is the Payment at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity or payment at maturity for each $1,000 principal amount note. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or hypothetical payment at maturity set forth below assumes that the notes have not been accelerated and assume an Initial Index Level of 220, a Cash Reference Rate of 0% and an Investor Fee Amount of $20.00. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. For example, the Additional Amount will depend on the performance of the Cash Reference Rate and the Investor Fee Amount will depend on whether an Early Redemption Event occurs, neither of which is known as of the pricing date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	$1,000 × [1 – (2 × Index Return)]		Additional Amount*		Investor Fee Amount*		Payment at Maturity*	Total Return*
330.00	50.00%	$0.00	+	$0.00	–	$20.00	=	$0.00	-100.00%
328.35	49.25%	$15.00	+	$0.00	–	$20.00	=	$0.00	-100.00%
308.00	40.00%	$200.00	+	$0.00	–	$20.00	=	$180.00	-82.00%
286.00	30.00%	$400.00	+	$0.00	–	$20.00	=	$380.00	-62.00%
264.00	20.00%	$600.00	+	$0.00	–	$20.00	=	$580.00	-42.00%
242.00	10.00%	$800.00	+	$0.00	–	$20.00	=	$780.00	-22.00%
231.00	5.00%	$900.00	+	$0.00	–	$20.00	=	$880.00	-12.00%
220.00	0.00%	$1,000.00	+	$0.00	–	$20.00	=	$980.00	-2.00%
218.90	-0.50%	$1,010.00	+	$0.00	–	$20.00	=	$990.00	-1.00%
218.35	-0.75%	$1,015.00	+	$0.00	–	$20.00	=	$995.00	0.50%
209.00	-5.00%	$1,100.00	+	$0.00	–	$20.00	=	$1,080.00	8.00%
198.00	-10.00%	$1,200.00	+	$0.00	–	$20.00	=	$1,180.00	18.00%
187.00	-15.00%	$1,300.00	+	$0.00	–	$20.00	=	$1,280.00	28.00%
176.00	-20.00%	$1,400.00	+	$0.00	–	$20.00	=	$1,380.00	38.00%
154.00	-30.00%	$1,600.00	+	$0.00	–	$20.00	=	$1,580.00	58.00%
132.00	-40.00%	$1,800.00	+	$0.00	–	$20.00	=	$1,780.00	78.00%
110.00	-50.00%	$2,000.00	+	$0.00	–	$20.00	=	$1,980.00	98.00%
88.00	-60.00%	$2,200.00	+	$0.00	–	$20.00	=	$2,180.00	118.00%
66.00	-70.00%	$2,400.00	+	$0.00	–	$20.00	=	$2,380.00	138.00%
44.00	-80.00%	$2,600.00	+	$0.00	–	$20.00	=	$2,580.00	158.00%
22.00	-90.00%	$2,800.00	+	$0.00	–	$20.00	=	$2,780.00	178.00%
0.00	-100.00%	$3,000.00	+	$0.00	–	$20.00	=	$2,980.00	198.00%

*	If the Observation Date were accelerated so that it occurs on or before January 17, 2015, the Investor Fee Amount would be equal to $10.00 per $1,000 principal amount note and the Payment at Maturity would be increased by $10.00 per $1,000 principal amount note. If the notes are accelerated, the Additional Amount will accrue only for the period during which the notes are outstanding. Accordingly, the Additional Amount will be less than it would have been if the notes were not accelerated.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Ending Index Level decreases from the Initial Index Level of 220 to an Ending Index Level of 198. Because the Ending Index Level of 198 is less than the Initial Index Level of 220 and the Index Return is – 10%, the investor receives a payment at maturity of $1,180 per note, calculated as follows:

$1,000 × [1 – (2 × – 10%)] + $0.00 – $20.00 = $1,180

Example 2: The Ending Index Level decreases from the Initial Index Level of 220 to an Ending Index Level of 218.90. Even though the Ending Index Level of 218.90 is less than the Initial Index Level of 220 and the Index Return is – 0.50%, the investor receives a payment at maturity of $990 per note, calculated as follows:

$1,000 × [1 – (2 × – 0.5%)] + $0.00 – $20.00 = $990

Example 3: The Ending Index Level increases from the Initial Index Level of 220 to an Ending Index Level of 264. Because the Ending Index Level of 264 is greater than the Initial Index Level of 220 and the Index Return is 20%, the investor receives a payment at maturity of $580 per note, calculated as follows:

$1,000 × [1 – (2 × 20%)] + $0.00 – $20.00 = $580

Example 4: The Ending Index Level increases from the Initial Index Level of 220 to an Ending Index Level of 330. Because the Ending Index Level of 330 is greater than the Initial Index Level of 220, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	PS-6

Hypothetical Back-Tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 2, 2009 through August 21, 2009, and the historical performance of the Index based on the weekly Index closing values from August 28, 2009 through January 10, 2014. The Index was established as of the close of business on August 28, 2009. The Index closing level on January 14, 2014 was 216.30. We obtained the hypothetical back-tested Index closing levels below from Bloomberg Financial Markets, without independent verification.

The hypothetical back-tested historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in any positive return on your initial investment. The hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual hypothetical performance of the Index.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or other unaffiliated dealers, projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	PS-7

affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits.. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Payment at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to the J.P. Morgan US Treasury Note Futures (G) Tracker” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

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